UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): May 14, 2004

THE GOLDFIELD CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-7525   88-0031580
(Commission File Number)   (I.R.S. Employer
                                   Identification No.)

100 Rialto Place, Suite 500, Melbourne, Florida   32901
(Address of Principal Executive Offices)   (Zip Code)

(321) 724-1700
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

   (c) Exhibits.

   Exhibit 99-1 Press release dated May 14, 2004 reporting
                 financial results for the three months ended
                 March 31, 2004.

Item 9.   Regulation FD Disclosure.

Item 12. Results of Operations and Financial Condition.

   On May 14, 2004, The Goldfield Corporation issued a press
   release reporting its financial results for the three months
   ended March 31, 2004. This information set forth under "Item 9.
   Regulation FD Disclosure" and "Item 12. Results of Operations
   and Financial Condition" is intended to be furnished and such
   information, including the Exhibit attached hereto, shall not
   be deemed "filed" for purposes of Section 18 of the Securities
   Act of 1933, except as shall be expressly set forth by specific
   reference to such filing.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf
by the undersigned hereunto duly authorized.

                    THE GOLDFIELD CORPORATION

                    By: /s/ Stephen R. Wherry
                    Name: Stephen R. Wherry
                    Title: Vice President, Finance and Chief
                    Financial Officer (Principal Financial
                    Officer), Treasurer, Assistant Secretary
                    and Principal Accounting Officer

Dated: May 14, 2004

INDEX TO EXHIBITS

Number   Description

Exhibit 99-1   Press release dated May 14, 2004 reporting
                financial results for the three months ended
                March 31, 2004.